Exhibit 23.2

CONSENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors

Liquidmetal Technologies, Inc.

We consent to the incorporation by reference of our report of Independent Registered Public Accounting Firm dated March 3, 2005 on the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for the year ended December 31, 2004 included in this Amendment No. 1 to the Registration Statement on Form S-1 [Registration No. 333-142442] to be filed on approximately June 29, 2007 registering 12,032,140 shares held by selling stockholders.

We also consent to the reference to us as experts in matters of accounting and auditing in the registration statement and prospectus.

/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California
June 28, 2007